UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FiscalNote Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

337655 104

(CUSIP Number)

c/o FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor,

Washington, D.C. 20004

(202) 793-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Keith Nilsson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,236,809 (1)
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 10,236,809 (1)
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,236,809 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Reflects (i) 490,702 shares held directly by Mr. Nilsson; (ii) 2,123,156 shares beneficially owned by Xplorer Capital Fund III L.P. (“Xplorer”); (iii) 2,250,000 shares beneficially owned by XC FiscalNote-B, LLC (“XC-B”); (iii) 301,585 shares beneficially owned by Xplorer Capital Fund III GP, LLC (“Capital”); (iv) 4,752,782 shares beneficially owned by XC Continuation Fund I, LLC (“Continuation”); and (v) 318,584 shares beneficially owned by XC FiscalNote-C, LLC (“XC-C”). Mr. Nilsson is managing partner of Xplorer and Capital may be deemed to have voting and dispositive power over the shares held by Xplorer and Capital. Mr. Nilsson is manager of XC-B, XC-C and Continuation and may be deemed to have voting and dispositive power over the shares held by XC-B, XC-C and Continuation.

(2)	Based on 120,941,702 shares of Class A Common Stock outstanding as of November 1, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Visionnaire Ventures Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER —
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions)

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed to amend the statement on Schedule 13D filed by Keith Nilsson and Visionnaire Ventures Fund I, LP (together, the “Reporting Persons” and each a “Reporting Person”) on August 8, 2022, as amended by that certain Amendment No. 1 filed on August 9, 2023 (together, the “Prior Statement”) and relates to shares of Class A Common Stock, par value $0.0001 (“Common Stock”), of FiscalNote Holdings, Inc. (f/k/a Duddell Street Acquisition Corp.), a Delaware corporation (the “Issuer”).

This Amendment No. 2 amends and restates Item 5. The Prior Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Prior Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Prior Statement.

Item 5. Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) The Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Class A Common Stock of the Issuer during the sixty days prior to the date of filing this Amendment No. 2, except as set forth in this Schedule 13D including the following:

Date	Covered Person		Type of Transaction	Number of Shares	Price per Share
12/15/2023	Visionnaire	(1)	Private Sale	6,345,702	$0.57
12/15/2023	Keith Nilsson	(1)	Private Purchase	4,752,782	$0.57
12/15/2023	Keith Nilsson	(1)	Private Purchase	1,592,920	$0.57
12/18/2023	Keith Nilsson	(2)	Distribution	1,274,336	$0.00

(1)

Shares of Common Stock were sold by Visionnaire Ventures Fund I, LP (“Visionnaire”) to XC Continuation Fund I, LLC (“Continuation”) and XC FiscalNote-C, LLC (“XC-C”) in amounts of 4,752,782 shares and 1,592,920 shares respectively. Following this sale, Visionnaire no longer beneficially owns any shares of Common Stock.

(2)

Shares of Common Stock were distributed in a pro rata distribution by XC-C to a member in redemption of such member’s entire interest in XC-C such that, following the distribution, XC-C holds 318,584 shares of Common Stock.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Visionnaire ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on December 15, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2023

By:	/s/ Keith Nilsson
Name:	Keith Nilsson

Visionnaire Ventures Fund I, LP

By:	/s/ Keith Nilsson
Name:	Keith Nilsson
Title:	Authorized Signatory